

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 1, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing 1/40th Interest in a Share of 6.50% Series G Non-Cumulative Perpetual Preferred Stock, of Webster Financial Corporation under the Exchange Act of 1934.

Sincerely,